Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 29, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

In a recent feature, Nuclear Engineering International highlighted NuCube Energy’s progress toward bringing our NuSunᵀᴹ microreactor technology to market.

The article covers the next phase of our testing at the Utah San Rafael Energy Lab, plans for our first research reactor at Idaho State University, potential deployments in Alaska, and our work with Argonne National Laboratory to advance remote operations.

Together, these efforts are helping us validate our technology and move closer to commercial deployment.

Read more: <Link to news article>

NuCube X Post:

In a recent feature, @neimagazine highlighted how NuCube Energy is advancing NuSunᵀᴹ toward commercial deployment, including the next phase of our testing at the Utah San Rafael Energy Lab, plans for future reactor installations, and work to advance remote operations.

Read more: <Link to news article>